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                                   Exhibit 5

                               Winston & Strawn
                             35 West Wacker Drive
                            Chicago, Illinois 60606

                               October 13, 1998

Prime Retail, Inc.
100 East Pratt Street
19th Floor
Baltimore, Maryland 21202

Ladies and Gentlemen:

          We are acting as counsel to Prime Retail, Inc., a Maryland corporation (the "Company"), in connection with the shelf registration by the Company of 8,505,472 shares (the "Common Offered Shares") of the Company's Common Stock, par value $.01 per share (the "Common Shares") to be sold by the Company and/or certain shareholders in connection with the exchange for Common Shares of units (the "Common Units") of partnership interest of Prime Retail, L.P., a Delaware limited partnership (the "Operating Partnership"). In addition, we are acting as counsel to the Company in connection with the shelf registration by the Company of 4,363,636 shares of the Company's Series C Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share (the "Series C Preferred Shares"), to be sold by certain shareholders in connection with the exchange for Series C Preferred Units of the Operating Partnership ("Series C Preferred Units") or otherwise and 4,363,636 shares of the Company's Common Shares (the "Shares") to be sold by certain shareholders in connection with the exchange for Common Shares of Series C Preferred Shares or Series C Preferred Units. The Common Offered Shares, the Series C Preferred Shares and the Shares (collectively, the "Offered Stock") is the subject of a Registration Statement, as amended (the "Registration Statement"), filed by the Company on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act").

          We have examined photostatic copies of the Company's Amended and Restated Articles of Incorporation (the "Charter"), the Amended Restated Bylaws and the Operating Partnership's Second Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement") and such other documents and instruments as we have deemed necessary to enable us to render the opinion set forth below. We have assumed the conformity to the originals of all documents submitted to us as photostatic copies, the authenticity of the originals of such documents, and the genuineness of all signatures appearing thereon.

          Based upon and subject to the foregoing, it is our opinion that:

          (1) the Common Offered Shares have been duly authorized and, when the Common Offered Shares are issued upon exchange of Common Units in accordance with the Partnership Agreement, the Common Offered Shares will be legally issued, fully paid and nonassessable;

          (2) the Series C Preferred Shares have been duly authorized and legally issued and are fully paid and nonassessable; and

          (3) the Shares have been duly authorized and, when the Shares are issued upon exchange of Series C Preferred Units in accordance with the Partnership Agreement, or upon exchange of Series C Preferred Shares in accordance with the Charter, the Shares will be legally issued, fully paid and nonassessable.

          We do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the United States and the State of Maryland and, therefore, this opinion is limited to the laws of those jurisdictions. We consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-3 filed under the Securities Act relating to the Offered Stock.

                              Very truly yours,

                              /s/ Winston & Strawn